Exhibit 4.5

AMENDMENT NO. 5

TO THE 1999 SHARE INCENTIVE PLAN, AS AMENDED

     That a new Sub-section 7(h) Internal Revenue Code Section 409A be inserted to the Plan as follows:

     7. (h) Internal Revenue Code Section 409A

     Unless otherwise specifically determined by the Board, other provisions of the Plan notwithstanding, the terms of any Option, including any authority of the Company and rights of a Participant with respect to the Option, shall be limited to those terms permitted under Section 409A of the Code and any regulations promulgated thereunder, including any successor provisions and regulations, and including any applicable guidance or pronouncement of the Department of the Treasury and Internal Revenue Service (collectively, “Code Section 409A”), and any terms not permitted under Code Section 409A shall be automatically modified and limited to the extent necessary to conform with Code Section 409A; provided, that for purposes of the foregoing, references to a term or event (including any authority or right of the Company or a Participant) being "permitted" under Code Section 409A mean that the term or event will not cause the Option to be treated as subject to Code Section 409A.